Directors and Officers

Directors and Officers

Name: Jenny Goldfarb

Jenny Goldfarb's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Board Director & Founder

Dates of Service: February, 2019 - Present

Responsibilities: Being the Founder and CEO, I am driving the fundraise and all its efforts and materials. I will be helping guide the campaign from a marketing perspective, along with my team, as we proceed. Salary: $110,000; Equity: 55.25%

Name: Steven Gross

Steven Gross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP, CFO, COO & Board Director

Dates of Service: February, 2019 - Present

Responsibilities: Providing due diligence documents and coordinating with CPA firm, EDI providers and management to have a successful raise. Salary: $110,000, Equity: 4%.

Principal Officers

Title of class: Common Stock

Stockholder Name: Jenny Goldfarb

Amount and nature of Beneficial ownership: 618,200

Name: Steven Gross

Steven Gross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP, CFO, COO & Board Director

Dates of Service: February, 2019 - Present

Responsibilities: Providing due diligence documents and coordinating with CPA firm, EDI providers and management to have a successful raise. Salary: $110,000, Equity: 4%.

Name: Mark Cuban Radical Investments

Position: Investor

Dates of Service: November, 2019 - Present

Responsibilities: Investor and Advisor

Equity 20%